SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                       Amendment No. 2 to
                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 292

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention: Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

               SUBJECT TO COMPLETION, DATED DECEMBER 29, 1998

                      Energy Growth Trust, Series 5
                Financial Services Growth Trust, Series 6
                     Internet Growth Trust, Series 6
                  Pharmaceutical Growth Trust, Series 6
                    Technology Growth Trust, Series 9

The Trusts. FT 292 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each individually as a "Trust."

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies represented by each Trust's specific sector or investment focus. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust. The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of ___% of the Public Offering Price and the maximum remaining deferred sales charge, initially $___ per Unit, divided by the

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                   First Trust (registered trademark)
                          1-800-621-9533

               The date of this Prospectus is _____, 1999

Page 1

number of Units of a Trust outstanding. Commencing on _____, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through _____, 1999, a deferred sales charge of $___ will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. The organizational and offering costs will be deducted from the assets of each Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of ___% of the Public Offering Price (equivalent to ___% of the net amount invested), which will be reduced by 1/2 of 1% on each _____, commencing _____, 1999 to a minimum sales charge of ___%. The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"

UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust will be paid on the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date as set forth in the "Summary of Essential Information" for each Trust. Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Unit holders may elect to have distributions of income or capital, or both, reinvested into additional Units of their respective Trust subject only to any remaining deferred sales charge. Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his or her pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 1,000 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "Rights of Unit Holders-How May Units be Redeemed?"

Page 2

Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of any termination of the Trusts to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include with such notice a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 1,000 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are the Equity Securities?-Risk Factors."

Page 3
                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                     of the Equity Securities-_____, 1999

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                       Financial Services  Internet
                                                                   Energy Growth       Growth Trust        Growth Trust
General Information                                                Trust, Series 5     Series 6            Series 6
                                                                   ____________        _______________     ___________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)            1/                  1/                  1/
Public Offering Price:
    Aggregate Offering Price Evaluation of
       Equity Securities in Portfolio (2)                          $                   $                   $
    Aggregate Offering Price Evaluation of
      Equity Securities per Unit                                   $                   $                   $
    Maximum Sales Charge of ___% of the Public Offering
      Price per Unit (___% of the net amount invested,
      exclusive of the deferred sales charge) (3)                  $                   $                   $
    Less Deferred Sales Charge per Unit                            $ (___)             $ (___)             $ (___)
Public Offering Price per Unit (3)                                 $                   $                   $
Sponsor's Initial Repurchase Price per Unit (4)                    $                   $                   $
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)      $                   $                   $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Trustee's Annual Fee per Unit outstanding                          $   ___             $   ___             $   ___
Evaluator's Annual Fee per Unit outstanding (5)                    $   ___             $   ___             $   ___
Maximum Supervisory Fee per Unit outstanding (6)                   $   ___             $   ___             $   ___
Estimated Organizational and Offering Costs per Unit (7)           $ .0225             $ _____             $ .0225

First Settlement Date                         ____, 1999
Mandatory Termination Date                    ______, 20__
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the initial offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing _____, 1999.
Income Distribution Date (8)                  Last day of each June and December commencing _____, 1999.

_____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $____ per Unit per Trust.

(7) Investors will bear all or a portion of the costs incurred in organizing a Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statements of Net Assets."

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

Page 4
                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                     of the Equity Securities-_____, 1999

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.


                                                                                      Pharmaceutical      Technology
                                                                                      Growth Trust        Growth Trust
General Information                                                                   Series 6            Series 9
                                                                                      ______________      ____________
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                  1/                  1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)          $                   $
   Aggregate Offering Price Evaluation of Equity Securities per Unit                  $                   $
   Maximum Sales Charge of ___% of the Public Offering Price per Unit (___%
      of the net amount invested, exclusive of the deferred sales charge) (3)         $                   $
   Less Deferred Sales Charge per Unit                                                $ (___)             $ (___)
Public Offering Price per Unit (3)                                                    $                   $
Sponsor's Initial Repurchase Price per Unit (4)                                       $                   $
Redemption Price per Unit (based on aggregate underlying
  value of Equity Securities less deferred sales charge) (4)                          $                   $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Trustee's Annual Fee per Unit outstanding                                             $   ___             $   ___
Evaluator's Annual Fee per Unit outstanding (5)                                       $   ___             $   ___
Maximum Supervisory Fee per Unit outstanding (6)                                      $   ___             $   ___
Estimated Organizational and Offering Costs per Unit (7)                              $ .0225             $ .0225

First Settlement Date                       ____, 1999
Mandatory Termination Date                  ______, 20__
Discretionary Liquidation Amount            A Trust may be terminated if the value thereof is less than the lower of
                                            $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                            Trust during the initial offering period.
Income Distribution Record Date             Fifteenth day of each June and December commencing _____, 1999.
Income Distribution Date (8)                Last day of each June and December commencing _____, 1999.

______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $____ per Unit per Trust.

(7) Investors will bear all or a portion of the costs incurred in organizing a Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statements of Net Assets."

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

Page 5

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.


                                                                                      Financial Services    Internet
                                                                Energy Growth         Growth Trust          Growth Trust
                                                                Trust, Series 5       Trust, Series 6       Series 6
                                                                _______________       __________________    __________________
                                                                           Amount                 Amount              Amount
                                                                           per Unit               per Unit            per Unit
                                                                           ________               ________            ________
UNIT HOLDER TRANSACTION EXPENSES
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                    1.00%(a)   $ .100     1.00%(a)    $ .100    1.00%(a)   $ .100
Deferred sales charge
  (as a percentage of public offering price)                    3.50%(b)     .350     3.50%(b)      .350    3.50%(b)     .350
                                                                ______     ______     ______      ______    ______     ______
                                                                4.50%      $ .450     4.50%       $ .450    4.50%      $ .450
                                                                ======     ======     ======      ======    ======     ======
Maximum Sales Charge imposed on Reinvested Dividends            3.50%(c)   $ .350     3.50%(c)    $ .350    3.50%(c)   $ .350

ORGANIZATIONAL AND OFFERING COSTS
Estimated Organizational and Offering Costs
  (as a percentage of public offering price)                    .225%(d)   $.0225     .225%(d)    $.0225    .225%(d)   $.0225
                                                                ======     ======     ======      ======    ======     ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
  (as a percentage of average net assets)
Trustee's fee                                                   .098%      $.0096     .098%       $.0096    .098%      $.0096
  Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                        .100%       .0098     .100%        .0098    .100%       .0098
Other operating expenses                                        .055%       .0054     .055%        .0054    .055%       .0054
                                                                ______     ______     ______      ______    ______     ______
  Total                                                         .253%      $.0248     %.253       $.0248    .253%      $.0248
                                                                ======     ======     ======      ======    ======     ======


                                                                 Pharmaceutical Growth        Technology Growth
                                                                 Trust, Series 6              Trust, Series 9
                                                                 _____________________        ______________________
                                                                                Amount                       Amount
                                                                                per Unit                     per Unit
                                                                                ________                     ________
UNIT HOLDER TRANSACTION EXPENSES
Initial sales charge imposed on purchase
  (as a percentage of public offering price)                     1.00%(a)       $ .100        1.00%(a)       $ .100
Deferred sales charge
  (as a percentage of public offering price)                     3.50%(b)         .350        3.50%(b)         .350
                                                                 ______         ______        ______         ______
                                                                 4.50%          $ .450        4.50%          $ .450
                                                                 ======         ======        ======         ======
Maximum Sales Charge imposed on Reinvested Dividends             3.50%(c)       $ .350        3.50%(c)       $ .350

ORGANIZATIONAL AND OFFERING COSTS
Estimated Organizational and Offering Costs
  (as a percentage of public offering price)                     .225%(d)       $.0225        .225%(d)       $.0225
                                                                 ======         ======        ======         ======
ESTIMATED ANNUAL TRUST OPERATING EXPENSES
  (as a percentage of average net assets)
Trustee's fee                                                    .098%          $.0096        .098%          $.0096
  Portfolio supervision, bookkeeping, administrative
     and evaluation fees                                         .100%           .0098        .100%           .0098
Other operating expenses                                         .055%           .0054        .055%           .0054
                                                                 ______         ______        ______         ______
  Total                                                          .253%          $.0248        .253%          $.0248
                                                                 ======         ======        ======         ======


Page 6

                                                              Examples
                                                              ________

                                                                        CUMULATIVE EXPENSES PAID

                                               Energy Growth               Financial Services        Internet Growth
                                               Trust, Series 5             Growth Trust, Series 6    Trust, Series 6
                                               _________________________   _______________________   ______________________
                                               1 Year   3 Years  5 Years   1 Year  3 Years  5 Years  1 Year  3 Years 5 Years
                                               ______   _______  _______   ______  _______  _______  ______  _______ _______
An investor would pay the following expenses
on a $1,000 investment, assuming the Trust
has an estimated operating expense ratio of
 .253% and a 5% annual return on the
investment throughout the periods              $50      $55      $61       $50     $55      $61      $50     $55     $61


                                               Pharmaceutical Growth       Technology Growth
                                               Trust, Series 6             Trust, Series 9
                                               ________________________    ________________________
                                               1 Year   3 Years  5 Years   1 Year  3 Years  5 Years
                                               ______   _______  _______   ______  _______  _______
                                               $50      $55      $61       $50     $55      $61


The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

______________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of ___% and the maximum remaining deferred sales charge (initially $___ per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $___ per Unit per month, irrespective of purchase or redemption price deducted monthly commencing _____, 1999 through _____, 1999. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than ___%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments not yet collected.

(c) Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(d) Investors will bear all or a portion of the costs incurred in organizing the Trusts (including costs of preparing the registration statement, the Trust indenture, and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.


Page 7
                      ENERGY GROWTH TRUST, SERIES 5
                FINANCIAL SERVICES GROWTH TRUST, SERIES 6
                     INTERNET GROWTH TRUST, SERIES 6
                  PHARMACEUTICAL GROWTH TRUST, SERIES 6
                    TECHNOLOGY GROWTH TRUST, SERIES 9
                                 FT 292

What is the FT Series?

FT 292 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was previously known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

Energy Growth Trust, Series 5

The objective of the Energy Growth Trust, Series 6 (the "Energy Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of energy companies which the Sponsor believes are positioned to take advantage of the world's increasing demand for energy. The Energy Growth Trust's portfolio is diversified across many energy sectors, including integrated oil, oilfield services and equipment, oil and gas production, and natural gas. The companies selected for the Energy Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research analysts. To help reduce risk, the Energy Growth Trust avoids small companies, newly-issued stocks and stocks with little or no earnings. In general, the Sponsor believes the companies selected for the Energy Growth Trust have above-average growth prospects for both sales and earnings and lower-than-average levels of debt.

Worldwide demand for energy continues to increase daily, driven primarily by the rapid developments in newly-industrialized countries in Asia, Eastern Europe and Latin America. Energy prices are expected to rise by decade's end because current energy supplies are being drained by the world's demands for energy. By the year 2020, it is projected that the world will consume three times as much energy as it did 25 years ago. Most of the added consumption is attributed to the developing countries of Asia, where it is estimated that their consumption will exceed all of North America by 36% in the year 2020. Industry overcapacity and declining energy prices in the 1980s forced energy companies to become more competitive under difficult conditions. As a result, energy companies have greatly improved their operating efficiencies through cost cutting, consolidation and new technologies as discussed below:

- Consolidation and the divestiture of non-core assets has reduced industry capacity and allowed companies to focus on their core operations.

- New technologies are expected to lead to the discovery of additional energy reserves and lower the cost of developing these reserves. Given these measures, energy companies are positioned for significantly improved profitability when energy prices increase, as analysts expect.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Energy Growth Trust. There is, however, no assurance that the objective of the Energy Growth Trust will be achieved.

Financial Services Growth Trust, Series 6

The objective of the Financial Services Growth Trust, Series 6 (the "Financial Services Growth Trust") is to provide for the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies which are money center banks, major regional banks, financial and investment service providers and insurance companies. The companies selected for the Financial Services Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research analysts. To help reduce risk, the Financial Services Growth Trust avoids small companies, newly-issued stocks and stocks with little or no earnings.

The financial services industry continues to evolve as banks and insurers expand their businesses through innovative products and services. The Sponsor believes the companies in the Financial Services Growth Trust are ideally positioned to benefit from the rapid changes in this industry. The following factors support the positive outlook for financial services companies:

- The banking, financial services and insurance industries continue to experience significant consolidation.

- Given their high level of profitability and earnings growth, the companies included in the portfolio trade at attractive valuation levels relative to the S&P 500 and their historic trading range.

- Baby boomers are becoming heirs and heiresses. Some studies indicate that more than $1 trillion may transfer from one American generation to another before the year 2000.

- Liquid financial assets of U.S. households rose to over $10.9 billion in 1995.

It is important to note that the financial institutions industry is subject to the adverse effect of volatile interest rates, economic recession, increased competition from new entrants in the field and potential increased regulation. See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Financial Services Growth Trust. There is, however, no assurance that the objective of the Financial Services Growth Trust will be achieved.

Internet Growth Trust, Series 6

The objective of the Internet Growth Trust, Series 6 (the "Internet Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks primarily of U.S.-based companies the Sponsor believes are ideally positioned to take advantage of the rapid growth of the Internet. The portfolio of the Internet Growth Trust is diversified across many related sectors: access/information providers, communications equipment, computer networking, computer services, computers, internet content, retailing, semiconductors and software. Diversifying a portfolio helps to offset the risks normally associated with equity investments, although risk cannot be entirely eliminated. This type of diversification provides a convenient, efficient way for the investor to own stocks in a number of companies without considerable time and capital commitments.

In the Sponsor's opinion, the growing numbers of users and web sites along with expanding capabilities make the Internet Growth Trust an attractive investment opportunity. More than 58 million adults are on-line in the United States alone, and the number of on-line users is expected to dramatically increase in the future. In fact, a new computer is added to the Internet approximately every four seconds, and nearly 3,000 new websites are being added every day. Rising standards of living and more disposable income worldwide, combined with faster, more efficient and affordable technology will dramatically expand the potential number of users. In addition, improved security measures are helping to increase the number of consumer transactions over the web. Corporations have made huge strides in the way they conduct business-to-business transactions over the Internet, making it more commercially feasible for the mass market. Business-to-business electronic commerce is anticipated to exceed $20 billion by 2000, up from an estimated $9.5 billion in 1997. Consolidation and mergers among companies involved with the Internet are increasing. Technological improvement like high-speed data and video transmission through cable connections are helping to fuel this growth. Overall, new technologies are accepted more rapidly than ever. In fact, while it took 35 years for one-quarter of U.S. households to own a telephone, the Internet reached the same level of penetration in only seven years. All of these factors lead the Sponsor to believe the companies selected for the portfolio stand to benefit from the combination of increased demand, faster and more efficient services, and more affordable equipment.

The companies selected for the Internet Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. To help reduce risk, the Internet Growth Trust avoids small companies, newly-issued stocks, and stocks with little or no earnings. In general, the Sponsor believes the companies selected have above-average growth prospects for sales and earnings, established market shares for their services, and lower than average debt. In addition, the Sponsor believes that employing a "buy and hold" philosophy encourages investors to be disciplined and patient while looking at the future prospects of the companies, rather than focusing on short-term performance.

The Sponsor believes that the enormous growth potential of the Internet offers a compelling investment opportunity. However, since the Internet is in the early stages of its development and the direction of its evolution is unpredictable, tremendous risks exist. It is important to note that companies engaged in business related to the Internet are subject to fierce competition and their products and services may be subject to rapid obsolescence. See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Internet Growth Trust. There is, however, no assurance that the objective of the Internet Growth Trust will be achieved.

Pharmaceutical Growth Trust, Series 6

The objective of the Pharmaceutical Growth Trust, Series 6 (the "Pharmaceutical Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks issued by pharmaceutical companies. The companies selected for the Pharmaceutical Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

The pharmaceutical industry continues to evolve, and as a result, pharmaceutical companies need to keep pace with this constant change, in order to be successful. The Sponsor believes that the companies selected for the Pharmaceutical Growth Trust are leaders within this dynamic industry and are ideally positioned for growth.

Several factors support this belief. First, in 1998, pharmaceutical companies are expected to spend 19.6% of their domestic revenues on the research and development of new medications. Research-based pharmaceutical companies continue to invest record-setting amounts on research and development. Spending in this area is expected to increase by 10.7% in 1998 to a new record level of $20.6 billion. Second, as in many other industries, consolidation and cost cutting have resulted in more stabilized profit margins. Finally, companies are improving unit volume growth by working more closely with managed care providers who frequently see pharmaceuticals as a cost-effective alternative to other more expensive treatments.

It is important to note that companies engaged in the pharmaceutical industry are subject to fierce competition, stringent government regulation and the risk that their products and services are subject to rapid obsolescence. The Sponsor believes this above-average level of risk and volatility is more than offset by the potential for above-average returns.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Pharmaceutical Growth Trust. There is, however, no assurance that the objective of the Pharmaceutical Growth Trust will be achieved.

Technology Growth Trust, Series 9

The objective of the Technology Growth Trust, Series 9 (the "Technology Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a professionally-selected, diversified portfolio of common stocks issued by companies involved in the manufacturing, sales or servicing of computers, computer networking equipment, software, semiconductor equipment and semiconductors. The Trust employs a "buy and hold" philosophy encouraging investors to be disciplined and patient, while looking at the future prospects of companies, rather than focusing on short-term performance. To help reduce high risk, the Trust avoids small market capitalization stocks, newly-issued stocks and stocks with little or no earnings. The companies all have market capitalizations of at least $500 million and have been publicly traded for two years or more.

The technology industry is among the fastest growing and fastest changing industries in the world. The Sponsor believes that the industry will continue to grow and the companies selected for the Technology Growth Trust have above-average growth prospects. The companies selected for the Technology Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

It is important to note that companies engaged in the technology industry are subject to fierce competition and their products and services may be subject to rapid obsolescence. The Sponsor believes the above-average levels of risk and volatility in technology stocks are more than offset by the potential for above-average returns.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Technology Growth Trust. There is, however, no assurance that the objective of the Technology Growth Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may create additional Units in a Trust by depositing additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of

Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information." Such fee is based upon the largest aggregate number of Units of each Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Because the above fees are generally calculated based on the largest aggregate number of Units of the Trusts outstanding during a calendar year, the per Unit amounts set forth under "Summary of Essential Information" will be higher during any year in which redemptions of Units occur.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the

Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. It is possible that for Federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult with their tax advisors regarding the limitations on the deductibility of Trust expenses.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved, including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any constructive sale rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 1,000 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of a Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by a Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by such Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisors regarding the imposition of U.S. withholding on distributions from the Trusts.

It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisors regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisors with respect to foreign withholding taxes and foreign tax credits.

At the termination of a Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the particular Trust on the Equity Securities, the gross proceeds received by such Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trusts Eligible for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to United States Federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that
(a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units.

Are Investments in the Trusts Eligible for Retirement Plans?

Units of the Trusts are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for Energy Growth Trust, Series 5?," "What are the Equity Securities Selected for Financial Services Growth Trust, Series 6?," "What are the Equity Securities Selected for Internet Growth Trust, Series 6?," "What are the Equity Securities Selected for Pharmaceutical Growth Trust, Series 6?" and "What are the Equity Securities Selected for Technology Growth Trust, Series 9?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

Energy Growth Trust, Series 5. An investment in Units of the Energy Growth Trust should be made with an understanding of the problems and risks such an investment may entail.

The Energy Growth Trust invests in Equity Securities of companies involved in the energy industry. The business activities of companies held in the Energy Growth Trust may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for the Energy Growth Trust.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Equity Securities in the Energy Growth Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Equity Securities during the life of the Energy Growth Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Growth Trust.

Financial Services Growth Trust, Series 6. An investment in Units of the Financial Services Growth Trust should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the Year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to Year 2000 credit risk.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities included in the Financial Services Growth Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Internet Growth Trust, Series 6. An investment in Units of the Internet Growth Trust should be made with an understanding of the problems and risks inherent in the technology sector in general.

Internet companies include companies involved in the development, design, manufacture and sale of computers, semiconductors, software, computer-related equipment, computer networks, communications equipment, internet content, retailing, access/information providers and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of technology stocks, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the securities in the Trust.

Pharmaceutical Growth Trust, Series 6. An investment in Units of the Pharmaceutical Growth Trust should be made with an understanding of the characteristics of the pharmaceutical and medical industries and the risks which such investment may entail.

Pharmaceutical companies are companies involved in drug development and production services. Such companies have potential risks unique to their sector of the healthcare field. Such companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

The medical sector has historically provided investors with significant growth opportunities. One of the industries included in the sector is pharmaceutical companies. Such companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the vast amounts of money they spend on world-class research and development. In short, such companies work to improve the quality of life for millions of people and are vital to the nation's health and well-being.

As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are considered from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Trust.

Technology Growth Trust, Series 9. An investment in Units of the
Technology Growth Trust should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Equity Securities in the Trust.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in a Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Certain of the Equity Securities in one or more of the Trusts are of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Equity Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.

Certain of the Equity Securities in one or more of the Trusts are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary

Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for Energy Growth Trust, Series 5?

Oil & Gas - Drilling
____________________

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, performs contract drilling of offshore oil and gas wells. The company operates a fleet of 46 offshore rigs, consisting of 30 semisubmersibles, 15 jack-ups and one drillship which operate in the waters of six of the world's seven continents.

ENSCO International, Inc., headquartered in Dallas, Texas, conducts contract drilling and marine transportation services for the oil and gas industry in the Gulf of Mexico, the North Sea, Venezuela, and the Asia Pacific region.

R&B Falcon Corporation, headquartered in Houston, Texas, operates a fleet of 60 inland marine drilling and workover units, 31 shallow-water units and 24 deep-water drilling and service units. The company also operates an inland marine towing and support fleet consisting of 80 tugs and other support units.

Nabors Industries, Inc., headquartered in Houston, Texas, operates the largest land oil and gas drilling contract business in the world. The company also provides a number of ancillary well-site services, and makes top drives for a broad range of drilling rig applications, and rig instrumentation equipment to monitor rig performance.

Noble Drilling Corporation, headquartered in Houston, Texas, operates as a major drilling contractor with offshore operations in the United States, Canada, Mexico, the North Sea, Africa, the Middle East, South America and India.

Santa Fe International Corporation, headquartered in Dallas, Texas, conducts international offshore and land contract drilling; and provides drilling related services to the petroleum industry worldwide, including third-party rig operations, incentive drilling, and drilling engineering and project management services.

Transocean Offshore, Inc., headquartered in Houston, Texas, provides contract drilling of oil and gas wells in offshore areas throughout the world; and provides additional services, including well engineering and planning, turnkey drilling and coiled tubing drilling.

Oil & Gas - Exploration & Production
___________________________________

The Houston Exploration Company, headquartered in Houston, Texas, explores, develops and acquires oil and natural gas properties offshore in the Gulf of Mexico and onshore in Arkansas, Oklahoma, Texas and West Virginia.

Noble Affiliates, Inc., headquartered in Ardmore, Oklahoma, explores for, develops and markets oil and gas in the United States as well as internationally, mainly in the United Kingdom sector of the North Sea, Equatorial Guinea, Ecuador, Argentina and China; and also markets oil and natural gas for itself and others.

Oil - Field Services
____________________

BJ Services Company, headquartered in Houston, Texas, provides well stimulation, cementing, sand control and coiled tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore.

Cooper Cameron Corporation, headquartered in Houston, Texas, makes, sells and services petroleum production equipment and compression and power equipment for the oil and gas drilling, production and transmission markets and for the non-utility power generation, process and industrial markets.

Global Industries, Ltd., headquartered in Lafayette, Louisiana, provides pipeline construction, platform installation, and removal and diving services, mainly to the offshore oil and gas industry in the Gulf of Mexico.

Petroleum Geo-Services ASA (ADR), headquartered in Lysaker, Norway, acquires, processes, manages and markets marine seismic data that is used by petroleum companies in the exploration for new reserves, the development of existing fields, and the management of producing fields.

Schlumberger Ltd., headquartered in New York, New York, supplies products and services to the petroleum industry. Its oilfield services cover exploration, production and completion services. The unit provides information technology and communications services to oil and gas concerns and also supplies test and technology services.

Tidewater, Inc., headquartered in New Orleans, Louisiana, provides services and equipment to the offshore energy industry through the operation of the world's largest fleet of offshore service vessels.

Veritas DGC, Inc., headquartered in Houston, Texas, provides seismic data acquisition, data processing and multi-client data surveys to the oil andgas industry in selected markets worldwide.

Weatherford International, Inc., headquartered in Houston, Texas, provides marine drilling and workover services to the oil and gas industries. The company also makes, distributes and services oilfield equipment, drill pipes, premium tubulars and artificial lift products.

Oil - Integrated
_______________

The British Petroleum Company Plc, headquartered in London, England, produces, transports, refines and markets crude oil, natural gas and related products; and makes and markets petrochemicals and related products. The company also operates tankers for its own use and for third parties.

Chevron Corporation, headquartered in San Francisco, California, explores for, develops and produces crude oil and natural gas; refines crude oil into finished petroleum products; transports and markets crude oil, natural gas and petroleum products; and makes chemicals for industrial uses.

ENI SpA (ADR), headquartered in Rome, Italy, through subsidiaries, explores, develops and produces oil and natural gas; supplies, transmits and distributes natural gas; refines and markets oil and petroleum products; produces and sells petrochemicals; and provides oilfield services contracting and engineering.

Mobil Corporation, headquartered in Fairfax, Virginia, produces, transports, refines and markets petroleum and natural gas and related products; and makes and markets chemicals.

Royal Dutch Petroleum Company NV, headquartered in The Hague,
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Texaco, Inc., headquartered in White Plains, New York, explores for, produces, transports, refines, and markets crude oil, natural gas and petroleum products. The company conducts its operations in the United States, Europe and throughout the eastern and western hemispheres.

Total SA (ADR), headquartered in Nanterre, France, makes rubber-based products and specialty chemicals; explores and produces crude oil and natural gas; and refines and markets petroleum products.

USX-Marathon Group, headquartered in Pittsburgh, Pennsylvania, explores, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

What are the Equity Securities Selected for Financial Services Growth Trust, Series 6?

Banks & Thrifts
_______________

Banc One Corporation, headquartered in Columbus, Ohio, is the fifth largest bank holding company in the United States, with assets of more than $240 billion. The company operates in selected international markets in 11 countries, and is the nation's second largest credit card company, the leading retail bank in eight states and the third largest bank mutual fund company.

BankAmerica Corporation, headquartered in Charlotte, North Carolina, conducts a general banking business through banking offices in 22 states and the District of Columbia. BankAmerica, with total assets exceeding $570 billion, has a relationship with 30 million American households. The company also has offices overseas.

BankBoston Corporation, headquartered in Boston, Massachusetts, conducts a general banking business, offering a broad range of individual, corporate and global banking services, through a network of offices across the United States and offices in 23 countries in Latin America, Europe, Asia and Africa.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through full-service banking offices in Michigan, New York and Ohio, and loan production offices in Indiana, Kentucky, Michigan and Ohio.

The Chase Manhattan Corporation, headquartered in New York, New York, conducts domestic and international financial services business with operations in more than 50 countries and clients throughout the world.

First Union Corporation, headquartered in Charlotte, North Carolina, conducts a wide range of commercial and retail banking and trust services; and provides other financial services including mortgage banking, investment banking, home equity lending, leasing, insurance and securities brokerage.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business in 17 states from the midwest to the Rocky Mountains to the Pacific Northwest.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small- to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Wells Fargo Company, headquartered in Minneapolis, Minnesota, is a diversified financial services company providing banking, insurance, investments, mortgage and consumer finance. The company operates stores in the United States, Canada, the Caribbean, Latin America and elsewhere internationally.

Financial Services
__________________

American Express Company, headquartered in New York, New York, with subsidiaries, provides travel-related services, including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications. The company also provides diversified financial products and services; and international banking services through offices in 36 countries.

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, issues Visa and MasterCard credit card products to customers in the United States and the United Kingdom. The company also provides consumer lending and deposit services.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States with $751 billion in assets. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products such as credit cards and personal loans.

Countrywide Credit Industries, Inc., headquartered in Calabasas, California, originates, buys, sells and services mortgage loans, including first-lien mortgage loans secured by single (one- to four-) family residences; and offers home equity loans in conjunction with newly produced first-lien mortgages as a separate product.

Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.

Household International, Inc., headquartered in Prospect Heights, Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom. On June 30, 1998, the company completed a merger with Beneficial Corporation of Delaware.

MBNA Corporation, headquartered in Wilmington, Delaware, issues premium and standard MasterCard or Visa bank credit cards marketed mainly through endorsements of membership associations and financial institutions. The company also makes other consumer loans and offers deposit products.

Providian Financial Corporation, headquartered in San Francisco,
California, operates as a consumer lending concern that offers a variety of loans to customers for as little as $300 or as much as $150,000. Some loans are secured by the customer's home or savings account, and some are unsecured.

Insurance
_________

AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer; and sells individual and group life, accident and health insurance.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies; and offers life insurance, annuity and group pension products.

American International Group, Inc., headquartered in New York, New York, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

The Chubb Corporation, headquartered in Warren, New Jersey, writes property and casualty insurance, including personal and commercial insurance coverage; and develops real estate, mainly in New Jersey and Florida.

The Equitable Companies Incorporated, headquartered in New York, New York, provides a broad range of financial services and products, including individual insurance, annuities, mutual funds, investment management, investment banking, securities transaction and brokerage services.

MGIC Investment Corporation, headquartered in Milwaukee, Wisconsin, through subsidiaries, provides private mortgage insurance in the United States to savings institutions, mortgage bankers, commercial banks, mortgage brokers, credit unions and other lenders.

Nationwide Financial Services, Inc., headquartered in Columbus, Ohio, offers long-term savings and retirement products to retail and institutional customers throughout the United States. Products offered include variable and fixed annuities, life insurance, mutual funds, retirement products and administrative services.

Progressive Corporation, headquartered in Mayfield Heights, Ohio, through subsidiaries, provides personal automobile insurance and other specialty property-casualty insurance and related services. The company sells primarily through independent insurance agents in the United States and Canada.

Investment Services
___________________

Franklin Resources, Inc., headquartered in San Mateo, California, through subsidiaries, provides investment management, marketing, distribution, transfer agency and administrative services to open-end investment companies and to managed and institutional accounts; and provides investment management and related services to closed-end investment companies.

Lehman Brothers Holdings, Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Merrill Lynch & Company, Inc., headquartered in New York, New York, through subsidiaries, provides brokering, trading and underwriting; investment banking and corporate finance advisory services; asset management; trading of foreign exchange instruments, futures, commodities, and derivatives; securities clearance services; banking, trust, and lending services; and insurance services.

Morgan Stanley Dean Witter & Co., headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit cards and various other investment advice services.

T. Rowe Price Associates, Inc., headquartered in Baltimore, Maryland, serves as investment adviser to the T. Rowe Price family of no-load mutual funds and other sponsored investment portfolios and institutional and individual private accounts; and provides certain administrative and shareholder services to the Price funds and other mutual funds.

What are the Equity Securities Selected for Internet Growth Trust,
Series 6?

Access/Information Providers
____________________________

America Online, Inc., headquartered in Sterling, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

First Data Corporation, headquartered in Hackensack, New Jersey, provides processing services to issuers of VISA and MasterCards; payment instrument processing services to institutions and consumers; telephone and information processing services; shareholder services, information systems and data processing.

MCI WorldCom, Inc., headquartered in Jackson, Mississippi, through subsidiaries, provides long distance and local products, 800 services, calling cards, domestic and international private lines, broadband data services, debit cards, conference calling, fax and data connections, and interconnection to Internet service providers.

MediaOne Group, Inc., headquartered in Englewood, Colorado, provides cable and telecommunications network businesses outside of the midwestern and western United States and internationally, domestic and international wireless communications network businesses, and domestic and international directory and information services.

MindSpring Enterprises, Inc., headquartered in Atlanta, Georgia, provides Internet access serving individual subscribers, including individuals with little or no prior online experience.

Qwest Communications International, Inc., headquartered in Denver, Colorado, provides communications services to interexchange carriers and other communications entities, businesses and consumers.

Communications Equipment
________________________

Lucent Technologies, Inc., headquartered in New Providence, New Jersey, is one of the world's leading designers, developers and manufacturers of telecommunications systems, software and products. The company is a leading global marketer of business communications systems and computers.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Computer Networking
___________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which include routers, switches, hubs, remote access servers, adapters and network management software for Ethernet, Token Ring, FDDI, ATM and other high-speed networks.

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable its customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internetworking systems that link geographically dispersed local and wide area networks to form a single, seamless information infrastructure.

Computer Services
_________________

Cambridge Technology Partners, Inc., headquartered in Cambridge,
Massachusetts, provides management consulting and systems integration. The company combines management consulting, IT strategy, process innovation and implementation, custom and package software deployment, network services and training to deliver business solutions for clients.

Computers
_________

Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers, and peripheral products that store and manage data in network environments. Products are marketed mainly to business, home, government and education customers.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.

Internet Content
________________

CMG Information Services, Inc., headquartered in Andover, Massachusetts, offers a wide variety of direct marketing services, including mailing lists, leading edge database management, design and development capabilities, consultative list management and brokerage services, Internet and interactive media direct marketing software technologies.

Retailing
_________

E*TRADE Group, Inc., headquartered in Palo Alto, California, provides online discount brokerage services, using its proprietary processing technology. Services include automated order placement, portfolio tracking and related market information, news and other information.

Charles Schwab Corporation, headquartered in San Francisco, California, through subsidiaries, provides discount securities brokerage and related financial services and offers trade execution services for Nasdaq securities to broker/dealers and institutional customers. The company offers many online services, including trading of stocks and access to research.

Semiconductors
______________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Software
________

Check Point Software Technologies, Ltd., headquartered in Ramat Gan, Israel, develops, sells and supports network security software products that enable connectivity with security and manageability.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices, and researches and develops software technologies.

Network Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products, including anti-virus protection, as well as client/server network management tools.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products, with a wide variety of uses, including database management and network products, application development and business intelligence productivity tools, and client server business applications.

Sterling Commerce, Inc., headquartered in Dallas, Texas, develops, markets and supports electronic commerce software products and provides electronic commerce network services that enable businesses to engage in business-to-business electronic communications and transactions.

What are the Equity Securities Selected for Pharmaceutical Growth Trust,
Series 6?

Abbott Laboratories, headquartered in North Chicago, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Agouron Pharmaceuticals, Inc., headquartered in La Jolla, California, develops, manufactures and markets small molecule drugs engineered to inactivate proteins which play key roles in cancer, AIDS and other serious diseases.

American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.

Amgen, Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Bristol-Myers Squibb Company, headquartered in New York, New York, produces and distributes pharmaceuticals, consumer medicines, nutritionals, medical devices and beauty care products.

Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous system diseases and disorders. In addition, the company develops its formulated compounds under license arrangements with major pharmaceutical firms and subsequently manufactures the licensees' requirements, in whole or in part.

Glaxo Wellcome Plc (ADR), headquartered in Greenford, United Kingdom, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastro-intestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Jones Pharma, Inc., headquartered in St. Louis, Missouri, makes and sells pharmaceuticals, including products that serve the thyroid treatment and the critical care segments of the healthcare industry, as well as the companion animal segment of the veterinary industry.

Merck & Company, Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Mylan Laboratories, Inc., headquartered in Pittsburgh, Pennsylvania, develops, makes and distributes generic and proprietary pharmaceutical and wound care products for resale by others. Products include solid oral dosage forms, as well as suspensions, liquids, injectables and transdermals, many of which are packaged in specialized systems.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Pfizer, Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. Products are distributed throughout the United States, Europe, Asia and Latin America.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health, over-the-counter, foot care and sun care products.

SmithKline Beecham Plc (ADR), headquartered in Middlesex, England, discovers, develops, makes and sells pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products; and provides healthcare services, including disease management, clinical laboratory testing and pharmaceutical benefit management.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petach Tikva, Israel, makes, sells and exports generic, branded and innovative drugs. The company also makes bulk pharmaceutical chemicals, hospital supplies and veterinary products.

Warner-Lambert Company, headquartered in Morris Plains, New Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products; confectionery products including chewing gums, breath mints and hard candies; and ethical pharmaceuticals, biologicals and empty gelatin capsules.

Watson Pharmaceuticals, Inc., headquartered in Corona, California, researches, develops and sells off-patent and proprietary pharmaceutical products, including therapeutic equivalents of solid, liquid and sustained release products.

Zeneca Group Plc (ADR), headquartered in London, England, researches, develops and makes ethical (prescription) pharmaceuticals, agricultural chemicals, and specialty chemicals and seeds. The company also provides disease-specific healthcare services.

What are the Equity Securities Selected for Technology Growth Trust,
Series 9?

Computer & Peripherals
______________________

Compaq Computer Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers and peripheral products that store and manage data in network environments. Products are marketed mainly to business, home, government and education customers.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Del"l brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, makes, markets and supports a wide range of storage-related hardware, software and service products for the open systems, mainframe and network attached information storage and retrieval system market.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.

Computer Software & Services
____________________________

BMC Software, Inc., headquartered in Houston, Texas, provides high-performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.

Check Point Software Technologies, Ltd., headquartered in Ramatgan, Israel, develops, sells and supports network security software products that enable connectivity with security and manageability.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products, as well as client/server systems management and application development products. The company also offers data processing professional services.

Keane, Inc., headquartered in Boston, Massachusetts, provides software consulting, development, integration, management and technical support services to corporations, government agencies and healthcare facilities. The company helps clients leverage their existing information systems capability and more effectively manage software applications.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices and researches and develops software technologies.

Network Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products, including anti-virus protection, as well as client/server network management tools.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management and network products, application development and business intelligence productivity tools, and client server business applications.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops PeopleSoft Human Resource Management System, PeopleSoft Financials, PeopleSoft Distribution and PeopleSoft Financials for Public Sector software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications for use throughout companies.

SAP AG (ADR), headquartered in Walldorf, Germany, is a multi-national software company which develops business software, consults on organizational usage of its application software and provides training services. The company also markets its products and services through subsidiaries, distributors and other business partners worldwide.

Data Networking/Communications Equipment
_________________________________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which include routers, switches, hubs, remote access servers, adapters and network management software for Ethernet, Token Ring, FDDI, ATM and other high-speed networks.

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable its customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and videoconferencing and multimedia access facilities.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance internetworking systems that link geographically dispersed local and wide area networks to form a single, seamless information infrastructure.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Semiconductors & Semiconductor Equipment
_________________________________________

Altera Corporation, headquartered in San Jose, California, develops and markets CMOS (complementary metal oxide semiconductor) programmable logic integrated circuits, and associated engineering development software and hardware.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. Products include data converters, interface circuits, microprocessor supervisors and amplifiers.

STMicroelectronics NV, headquartered in Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Units Holders-How May Equity Securities be Removed from a Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by each Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trusts to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trusts.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in a Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to any of the industry sectors represented in a Trust, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of ___% of the Public Offering Price and the maximum remaining deferred sales charge, initially $___ per Unit, divided by the number of Units of a Trust outstanding. Commencing on _____, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through _____, 1999, a deferred sales charge of $___ will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge). In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts, including the costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of each Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Upon the completion of the deferred sales charge period, the secondary market Public Offering Price will not include deferred payments, but will instead include only a one-time initial sales charge of ___% of the Public Offering Price (equivalent to ___% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent _____, commencing _____, 1999 to a minimum sales charge of ___%.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, estimated organizational and offering costs, divided by the number of Units of a Trust outstanding and reduced by the deferred sales charge not yet paid. During the secondary market, the Sponsor's Repurchase Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, divided by the number of outstanding Units of a Trust.

The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                  Primary and Secondary
                                                                  _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price*                                     Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%

___________

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one dealer. An investor may aggregate same day purchases of Units of Trusts contained in this Prospectus and units of other unit investment trusts containing equity securities for which the Sponsor acted as Principal Underwriter which are currently in the initial offering period and which have substantially the same sales load and years to maturity as the Trusts for purposes of qualifying for volume purchase discounts listed above. Units purchased with rollover proceeds, reinvested dividends, redemption or termination proceeds from other unit investment trusts or other similar transactions will not be counted to reach the amount of intended aggregate purchases. All Units of the Trusts will be subject to the applicable deferred sales charge per Unit regardless of volume purchase discounts. Investors who, as a result of volume purchase discounts, are eligible to purchase Units subject to a Maximum Sales Charge of less than the applicable maximum deferred sales charge amount will be credited the difference between this Maximum Sales Charge and the deferred sales charge at the time of purchase. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, Unit holders may utilize their redemption or termination proceeds received from trusts sponsored by the Sponsor, or their termination proceeds from other unit investment trusts having a similar strategy as the Trusts, to purchase Units of the Trusts, subject to a deferred sales charge of $.07 per Unit per month to be collected on each of the remaining deferred sales charge payment dates as provided herein. Unit holders who redeem units of trusts sponsored by the Sponsor should note that they will be assessed the amount of any remaining deferred sales charge on such units at the time of redemption. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents (see "Public Offering-How are Units Distributed?") for purchases by investors who purchase Units through registered investment advisors, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in each Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period may be resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of ___% of the Public Offering Price, and, for secondary market sales, ___% of the Public Offering Price (or 65% of the then current maximum sales charge after _____, 1999). Dealers and other selling agents will be allowed a concession or agency commission on the sale of Units purchased subject only to a deferred sales charge on such Units equal to (i) $___ per Unit on Units sold subject to a deferred sales charge of $___ per Unit or (ii) 63% of the then current maximum remaining deferred sales charge on Units sold subject to a deferred sales charge of less than $___ per Unit. Volume concessions or agency commissions of an additional ___% of the Public Offering Price on all purchases of Units of the Trusts will be given to any broker/dealer or bank who has aggregate purchases of Trust Units from the Sponsor on the Initial Date of Deposit of at least $100,000 of the Trusts or purchases $250,000 of any one of such Trusts on any day thereafter. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:

                                                          Additional
Total Sales per Trust                                     Concession
_____________________                                     __________
$1,000,000 but less than $2,000,000                       .10%
$2,000,000 but less than $3,000,000                       .15%
$3,000,000 but less than $10,000,000                      .20%
$10,000,000 or more                                       .30%

The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-

Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics
that  may differ from those of the  Trusts.  U.S. Government   bonds,
for  example,  are backed by  the   full   faith and credit of the U.S.
Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. Each Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in a Trust's portfolio, so there may be a gain or loss when Units are sold.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to ___% of the Public Offering Price of the Units (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity

Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of ___% subject to reduction beginning _____, 1999) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his or her name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his or her Units for redemption, receive:
(i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his or her Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of such Trust. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 1,000 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his or her pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the

Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption. Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information" for each Trust.

The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $20 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory

Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 1,000 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing or eligible to receive a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust in connection with termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 292

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 292, comprised of Energy Growth Trust, Series 5, Financial Services Growth Trust, Series 6, Internet Growth Trust, Series 6, Pharmaceutical Growth Trust, Series 6 and Technology Growth Trust, Series 9, as of the opening of business on _____, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on _____, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 292, comprised of Energy Growth Trust, Series 5, Financial Services Growth Trust, Series 6, Internet Growth Trust, Series 6, Pharmaceutical Growth Trust, Series 6 and Technology Growth Trust, Series 9, at the opening of business on _____, 1999 in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP


Chicago, Illinois
_____, 1999

Page 49
                                                 Statements of Net Assets

                                                                   FT 292
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1999

                                                                                       Financial
                                                                                       Services            Internet
                                                                   Energy Growth       Growth Trust        Growth Trust
                                                                   Trust, Series 5     Series 6            Series 6
                                                                   _______________     _____________       _____________
NET ASSETS
Investment in Equity Securities represented by
   purchase contracts (1) (2)                                      $                   $                   $
Less accrued organizational and offering costs (3)                    (   )               (   )                (  )
Less liability for deferred sales charge (4)                          (   )                (  )                (  )
                                                                   ________            ________            ________
Net assets                                                         $                   $                   $
                                                                   ========            ========            ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $                   $                   $
Less sales charge (5)                                                 (   )               (   )                (  )
Less estimated organizational and offering costs (3)                  (   )               (   )                (  )
                                                                   ________            ________            ________
Net assets                                                         $                   $                   $
                                                                   ========            ========            ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $               issued by
The Chase Manhattan Bank, which will be allocated among each of the five Trusts in FT 292, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $_____ per Unit for each Trust, based upon the expected number of Units of each Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units of a Trust is larger or smaller than the estimate, the actual distribution per Unit for such Trust may differ from that set forth above.

(4) Represents the amount of mandatory distributions from each Trust ($___ per Unit), payable to the Sponsor in five equal monthly installments beginning on _____, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through _____, 1999. If Units are redeemed prior to _____, 1999, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

Page 50
                                        Statements of Net Assets (con't.)

                                                                   FT 292
                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1999

                                                                                  Pharmaceutical       Technology
                                                                                  Growth Trust         Growth Trust
                                                                                  Series 6             Series 9
                                                                                  _______________      ____________
NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                                                $                    $
Less accrued organizational and offering costs (3)                                  (  )                 (  )
Less liability for deferred sales charge (4)                                        (  )                 (  )
                                                                                  ________             ________
Net assets                                                                        $                    $
                                                                                  ========             ========
Units outstanding


ANALYSIS OF NET ASSETS
Cost to investors (5)                                                             $                    $
Less sales charge (5)                                                               (  )                 (  )
Less estimated organizational and offering costs (3)                                (  )                 (  )
                                                                                  ________             ________
Net assets                                                                        $                    $
                                                                                  ========             ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $               issued by
The Chase Manhattan Bank, which will be allocated among each of the five Trusts in FT 292, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $_____ per Unit for each Trust, based upon the expected number of Units of each Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units of a Trust is larger or smaller than the estimate, the actual distribution per Unit for such Trust may differ from that set forth above.

(4) Represents the amount of mandatory distributions from each Trust ($___ per Unit), payable to the Sponsor in five equal monthly installments beginning on _____, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through _____, 1999. If Units are redeemed prior to _____, 1999, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of ___% of the Public Offering Price (equivalent to ___% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

Page 51
                                                  Schedule of Investments

                                            ENERGY GROWTH TRUST, SERIES 5
                                                                   FT 292

                                        At the Opening of Business on the
                                      Initial Date of Deposit-_____, 1999


                                                                                Approximate
                                                                                Percentage         Market        Cost of
                                                                                of Aggregate       Value         Equity
Number       Ticker Symbol and                                                  Offering           per           Securities
of Shares    Name of Issuer of Equity Securities (1)                            Price (3)          Share         to Trust (2)
_________    _______________________________________                            ____________       ______        __________
             Oil & Gas - Drilling
             ____________________
             DO           Diamond Offshore Drilling, Inc.                       %                  $             $
             ESV          ENSCO International, Inc.                             %
             FLC          R&B Falcon Corporation                                %
             NBR          Nabors Industries, Inc.                               %
             NE           Noble Drilling Corporation                            %
             SDC          Santa Fe International Corporation                    %
             RIG          Transocean Offshore, Inc.                             %

             Oil & Gas - Exploration & Production
             _____________________________________
             THX          The Houston Exploration Company                       %
             NBL          Noble Affiliates, Inc.                                %

             Oil - Field Services
             ____________________
             BJS          BJ Services Company                                   %
             RON          Cooper Cameron Corporation                            %
             GLBL         Global Industries, Ltd.                               %
             PGO          Petroleum Geo-Services ASA (ADR)                      %
             SLB          Schlumberger Ltd.                                     %
             TDW          Tidewater, Inc.                                       %
             VTS          Veritas DGC, Inc.                                     %
             WFT          Weatherford International, Inc.                       %

             Oil - Integrated
             ________________
             BP           The British Petroleum Company Plc                     %
             CHV          Chevron Corporation                                   %
             E            ENI SpA (ADR)                                         %
             MOB          Mobil Corporation                                     %
             RD           Royal Dutch Petroleum Company NV                      %
             TX           Texaco, Inc.                                          %
             TOT          Total SA (ADR)                                        %
             MRO          USX-Marathon Group                                    %
                                                                                ______                           _________
                                Total Investments                                100%                            $
                                                                                ======                           =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying
value of the Equity Securities on the Initial Date of Deposit was $   .
Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $            and $        , respectively.

(3) The portfolio may contain additional Equity Securities each of which will not exceed approximately ___% of the Aggregate Offering Price. Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 52
                                                  Schedule of Investments

                                FINANCIAL SERVICES GROWTH TRUST, SERIES 6
                                                                   FT 292

    At the Opening of Business on the Initial Date of Deposit-_____, 1999

                                                                                  Approximate
                                                                                  Percentage        Market        Cost of
                                                                                  of Aggregate      Value         Equity
Number       Ticker Symbol and                                                    Offering          per           Securities
of Shares    Name of Issuer of Equity Securities (1)                              Price (3)         Share         to Trust (2)
_________    _______________________________________                              ____________      ______        __________
             Banks & Thrifts
             _______________
             ONE        Banc One Corporation                                          %             $             $
             BAC        BankAmerica Corporation                                       %
             BKB        BankBoston Corporation                                        %
             COFI       Charter One Financial, Inc.                                   %
             CMB        The Chase Manhattan Corporation                               %
             FTU        First Union Corporation                                       %
             USB        U.S. Bancorp                                                  %
             WM         Washington Mutual, Inc.                                       %
             WFC        Wells Fargo Company                                           %

             Financial Services
             __________________
             AXP        American Express Company                                      %
             COF        Capital One Financial Corporation                             %
             C          Citigroup Inc.                                                %
             CCR        Countrywide Credit Industries, Inc.                           %
             FNM        Fannie Mae                                                    %
             HI         Household International, Inc.                                 %
             KRB        MBNA Corporation                                              %
             PVN        Providian Financial Corporation                               %

             Insurance
             ________
             AFL        AFLAC Incorporated                                            %
             ALL        The Allstate Corporation                                      %
             AIG        American International Group, Inc.                            %
             CB         The Chubb Corporation                                         %
             EQ         The Equitable Companies Incorporated                          %
             MTG        MGIC Investment Corporation                                   %
             NFS        Nationwide Financial Services, Inc.                           %
             PGR        Progressive Corporation                                       %

             Investment Services
             ___________________
             BEN        Franklin Resources, Inc.                                      %
             LEH        Lehman Brothers Holdings, Inc.                                %
             MER        Merrill Lynch & Company, Inc.                                 %
             MWD        Morgan Stanley Dean Witter & Co.                              %
             TROW       T. Rowe Price Associates, Inc.                                %
                                                                                  ______                          _________
                              Total Investments                                    100%                           $
                                                                                  ======                          =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying
value of the Equity Securities on the Initial Date of Deposit was $   .
Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $                and $        , respectively.

(3)The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 53
                                                  Schedule of Investments

                                          INTERNET GROWTH TRUST, SERIES 6
                                                                   FT 292

    At the Opening of Business on the Initial Date of Deposit-_____, 1999


                                                                               Approximate
                                                                               Percentage        Market           Cost of
Number                                                                         of Aggregate      Value            Equity
of          Ticker Symbol and                                                  Offering          per              Securities
Shares      Name of Issuer of Equity Securities (1)                            Price (3)         Share            to Trust (2)
________    _______________________________________                            ____________      ______           _________
            Access/Information Providers
            ____________________________
            AOL        America Online, Inc.                                    %                 $                $
            FDC        First Data Corporation                                  %
            WCOM       MCI WorldCom, Inc.                                      %
            UMG        MediaOne Group, Inc.                                    %
            MSPG       MindSpring Enterprises, Inc.                            %
            QWST       Qwest Communications International, Inc.                %

            Communications Equipment
            ________________________
            LU         Lucent Technologies, Inc.                               %
            TLAB       Tellabs, Inc.                                           %

            Computer Services
            _________________
            COMS       3Com Corporation                                        %
            ASND       Ascend Communications, Inc.                             %
            CSCO       Cisco Systems, Inc.                                     %

            Computer Services
            _________________
            CATP       Cambridge Technology Partners, Inc.                     %

            Computers
            _________
            CPQ        Compaq Computer Corporation                             %
            DELL       Dell Computer Corporation                               %
            HWP        Hewlett-Packard Company                                 %
            SUNW       Sun Microsystems, Inc.                                  %

            Internet Content
            ______________
            CMGI       CMG Information Services, Inc.                          %

            Retailing
            _________
            EGRP       E*TRADE Group, Inc.                                     %
            SCH        Charles Schwab Corporation                              %

            Semiconductors
            ______________
            INTC       Intel Corporation                                       %

            Software
            _________
            CHKPF      Check Point Software Technologies, Ltd. (4)             %
            MSFT       Microsoft Corporation                                   %
            NETA       Network Associates, Inc.                                %
            ORCL       Oracle Corporation                                      %
            SE         Sterling Commerce, Inc.                                 %
                                                                               ______                             _________
                             Total Investments                                 100%                               $
                                                                               ======                             =========
_______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $             and $       , respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

(4) This Equity Security represents the common stock of a foreign company which is traded directly on a United States securities exchange.

Page 54
                                                  Schedule of Investments

                                    PHARMACEUTICAL GROWTH TRUST, SERIES 6
                                                                   FT 292

    At the Opening of Business on the Initial Date of Deposit-_____, 1999


                                                                                    Approximate
                                                                                    Percentage      Market        Cost of
Number                                                                              of Aggregate    Value         Equity
of          Ticker Symbol and                                                       Offering        per           Securities
Shares      Name of Issuer of Equity Securities (1)                                 Price (3)       Share         to Trust (2)
______      _______________________________________                                 __________      ______        _________
            ABT         Abbott Laboratories                                             %            $            $
            AGPH        Agouron Pharmaceuticals, Inc.                                   %
            AHP         American Home Products Corporation                              %
            AMGN        Amgen, Inc.                                                     %
            BMY         Bristol-Myers Squibb Company                                    %
            ELN         Elan Corporation Plc (ADR)                                      %
            GLX         Glaxo Wellcome Plc (ADR)                                        %
            JNJ         Johnson & Johnson                                               %
            JMED        Jones Pharma, Inc.                                              %
            MRK         Merck & Company, Inc.                                           %
            MYL         Mylan Laboratories, Inc.                                        %
            NVTSY       Novartis AG (ADR)                                               %
            PFE         Pfizer, Inc.                                                    %
            ROHHY       Roche Holdings AG (ADR)                                         %
            SGP         Schering-Plough Corporation                                     %
            SBH         SmithKline Beecham Plc (ADR)                                    %
            TEVIY       Teva Pharmaceutical Industries Ltd. (ADR)                       %
            WLA         Warner-Lambert Company                                          %
            WPI         Watson Pharmaceuticals, Inc.                                    %
            ZEN         Zeneca Group Plc (ADR)                                          %
                                                                                    ______                        _________
                              Total Investments                                      100%                         $
                                                                                    ======                        =========
____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $                 and $       , respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 55

                                                  Schedule of Investments

                                        TECHNOLOGY GROWTH TRUST, SERIES 9
                                                                   FT 292

    At the Opening of Business on the Initial Date of Deposit-_____, 1999


                                                                                  Approximate
                                                                                  Percentage        Market        Cost of
                                                                                  of Aggregate      Value         Equity
Number        Ticker Symbol and                                                   Offering          per            Securities
of Shares     Name of Issuer of Equity Securities (1)                             Price (3)         Share          to Trust (2)
_________     _____________________________________                               ____________      ______        _________
              Computer & Peripherals
              ______________________
              CPQ        Compaq Computer Corporation                                   %            $             $
              DELL       Dell Computer Corporation                                     %
              EMC        EMC Corporation                                               %
              HWP        Hewlett-Packard Company                                       %
              SLR        Solectron Corporation                                         %
              SUNW       Sun Microsystems, Inc.                                        %

              Computer Software & Services
              ____________________________
              BMCS       BMC Software, Inc.                                            %
              CHKPF      Check Point Software Technologies, Ltd.                       %
              CPWR       Compuware Corporation                                         %
              KEA        Keane, Inc.                                                   %
              MSFT       Microsoft Corporation                                         %
              NETA       Network Associates, Inc.                                      %
              ORCL       Oracle Corporation                                            %
              PSFT       PeopleSoft, Inc.                                              %
              SAP        SAP AG (ADR)                                                  %

              Data Networking/Communications Equipment
              ______________________________________
              COMS       3Com Corporation                                              %
              ASND       Ascend Communications, Inc.                                   %
              CSCO       Cisco Systems, Inc.                                           %
              TLAB       Tellabs, Inc.                                                 %

              Semiconductors & Semiconductor Equipment
              ______________________________________
              ALTR       Altera Corporation                                            %
              AMAT       Applied Materials, Inc.                                       %
              INTC       Intel Corporation                                             %
              KLAC       KLA-Tencor Corporation                                        %
              MXIM       Maxim Integrated Products, Inc.                               %
              STM        STMicroelectronics NV                                         %
                                                                                  ______                          _________
                               Total Investments                                    100%                          $
                                                                                  ======                          =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on _____, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $ . Cost and loss to Sponsor relating to the Equity Securities sold to the
Trust were $   and $  , respectively.

(3) The portfolio may contain additional Equity Securities each of which
will not exceed approximately      % of the Aggregate Offering Price.
Although it is not the Sponsor's intention, certain of the Equity Securities listed above may not be included in the final portfolio. Also, the percentages of the Aggregate Offering Price for the Equity Securities are approximate amounts and may vary in the final portfolio.

Page 56

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Page 57
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Page 58
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Page 59

CONTENTS:
Summary of Essential Information:
    Energy Growth Trust, Series 5                         4
    Financial Services Growth Trust, Series 6             4
    Internet Growth Trust, Series 6                       4
    Pharmaceutical Growth Trust, Series 6                 5
    Technology Growth Trust, Series 9                     5
FT 292:
    What is the FT Series?                                8
    What are the Expenses and Charges?                   11
    What is the Federal Tax Status of Unit Holders?      13
    Are Investments in the Trusts Eligible for
       Retirement Plans?                                 16
Portfolio:
    What are the Equity Securities?                      16
        Risk Factors                                     17
    What are the Equity Securities Selected for:
        Energy Growth Trust, Series 5?                   26
        Financial Services Growth Trust, Series 6?       28
        Internet Growth Trust, Series 6?                 30
        Pharmaceutical Growth Trust, Series 6?           32
        Technology Growth Trust, Series 9?               33
    What are Some Additional Considerations for
        Investors?                                       35
Public Offering:
    How is the Public Offering Price Determined?         36
    How are Units Distributed?                           39
    What are the Sponsor's Profits?                      40
    Will There be a Secondary Market?                    41
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 41
    How are Income and Capital Distributed?              42
    What Reports will Unit Holders Receive?              43
    How May Units be Redeemed?                           43
    How May Units be Purchased by the Sponsor?           45
    How May Equity Securities be Removed from a Trust?   45
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  46
    Who is the Trustee?                                  46
    Limitations on Liabilities of Sponsor and Trustee    46
    Who is the Evaluator?                                47
Other Information:
    How May the Indenture be Amended or Terminated?      47
    Legal Opinions                                       48
    Experts                                              48
Report of Independent Auditors                           49
Statements of Net Assets:
    Energy Growth Trust, Series 5                        50
    Financial Services Growth Trust, Series 6            50
    Internet Growth Trust, Series 6                      50
    Pharmaceutical Growth Trust, Series 6                51
    Technology Growth Trust, Series 9                    51
Schedules of Investments:
    Energy Growth Trust, Series 5                        52
    Financial Services Growth Trust, Series 6            53
    Internet Growth Trust, Series 6                      54
    Pharmaceutical Growth Trust, Series 6                55
    Technology Growth Trust, Series 9                    56

                             _____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                      ENERGY GROWTH TRUST SERIES 5
                FINANCIAL SERVICES GROWTH TRUST, SERIES 6
                     INTERNET GROWTH TRUST SERIES 6
                  PHARMACEUTICAL GROWTH TRUST, SERIES 6
                    TECHNOLOGY GROWTH TRUST, SERIES 9

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          24-Hour Pricing Line:
                             1-800-446-0132

                               _____, 1999

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 60




                           MEMORANDUM

                           Re:  FT 292

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 259, which is the current fund, and FT 292, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 259 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits




                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 292 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 29, 1998.

                           FT 292
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        December 29, 1998
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securiites
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.





                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 24 and certain subsequent Series, effective January 23, 1992 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-45093] filed on behalf of The First Trust Special Situations Trust, Series 24).

1.1.1* Form   of  Trust  Agreement  for  Series  292  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors, L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).



___________________________________
* To be filed by amendment.

                               S-5